Exhibit 99.1

Wipro clarifies on ex-date for ADR stock dividend

East Brunswick, New Jersey, USA and Bangalore, India – June 12, 2017: In view of today’s market activity in the Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) stock, the New York Stock Exchange has contacted the Company in accordance with its usual practice. The Company felt that it was important to clarify to the market that the payable date and ex-dividend date for its ADR (American Depository Receipts) bonus issue, or stock dividend, are yet to be determined.

At NYSE, for ADR stock dividends or bonus issue, the ex-dividend date is set as the first business day after the stock dividend is paid, which is also after the record date. Therefore NYSE has not yet declared an ex-dividend date for Wipro’s ADR program. Once the payable date is declared NYSE will announce the ex-dividend date for the ADR.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have a dedicated workforce of over 170,000, serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Media Contact:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Investor Relations Contact

Aravind V.S.

Wipro Limited

aravind.viswanathan@wipro.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.